Via Facsimile and U.S. Mail
Mail Stop 4720

April 28, 2010

Anthony J. Park
Chief Financial Officer
Fidelity National Financial, Inc.
601 Riverside Avenue
Jacksonville, FL 32204

Re: Fidelity National Financial, Inc.
 Form 10-K for the Fiscal Year Ended December 31, 2009
 File Number: 001-32630

Dear Mr. Park:

 We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where our comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have not yet reviewed the Part III information that is included in your Form 10-K. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Item 1A. Risk Factors
We could have conflicts with FIS, and our chairman of our Board… page 21

2. On page 21, you disclose the various relationships your executive officers and
   directors have with Fidelity National Information Services, Inc. On pages 79 to 81,
   you disclose that you have entered into various agreements with Fidelity National
   Information Services, Inc, but you have not filed copies of these agreements as
   exhibits to this Form 10-K. Please revise to file copies of these agreements or
   incorporate by reference any agreements that you previously filed. See Item
   601(b)(10)(ii)(A) of Regulation S-K. Alternatively, please provide us with a detailed
   analysis which supports your conclusion that these agreements are not required to be
   filed.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Revenue Recognition
Fidelity National Title Group, page 47

3. Please revise your disclosure on premiums and commissions from agency operations
   to address the following:
   - The length of the time between when you record the estimate and when the
     agency premiums are reported to you;
   - Quantify the effect of the change in estimate recorded during each period
     presented, separately for premiums and commissions, excluding the effect of
     the 2008 re-evaluation and refinement of the method to estimate the accrual;
   - Regarding the 2008 re-evaluation and refinement of the method used to
     estimate this accrual:
     o Identify the nature and extent of a) new events that occurred or b) any
       additional experience/information obtained;
     o Describe any changes in assumptions used to refine the method that
       you use to calculate this estimate; and
     o Explain why revenue from agency title insurance premiums was
       reduced by $138.5 million yet pre-tax income was only reduced by
       $11.8 million.

* * * *

Please provide us the information requested within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your response
that keys your response to our comments. Detailed cover letters greatly facilitate our
review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant